UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Kinnate Biopharma Inc.
(Name of Issuer)
COMMON STOCK
(Title of Class of Securities)
49705R105
(CUSIP Number)

OrbiMed Advisors LLC

OrbiMed Capital GP VII LLC

OrbiMed Genesis GP LLC

OrbiMed Capital LLC

OrbiMed Capital GP VIII LLC

OrbiMed Asia GP IV, L.P.

OrbiMed Advisors IV Limited

601 Lexington Avenue, 54th Floor

New York, NY 10022

Telephone: (212) 739-6400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
April 28, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a Reporting Person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 49705R105

1		Names of Reporting Persons. OrbiMed Advisors LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6		Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 6,098,797
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 6,098,797
11		Aggregate Amount Beneficially Owned by Each Reporting Person 6,098,797
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13		Percent of Class Represented by Amount in Row (11) 13.1%*
14		Type of Reporting Person (See Instructions) IA

* This percentage is calculated based upon 46,569,648 shares of common stock, par value $0.0001 per share, outstanding of Kinnate Biopharma Inc. (the “Issuer”), as set forth in the Issuer’s Annual Report on Form 10-K for the year ending December 31, 2022, filed with the Securities and Exchange Commission (“SEC”) on April 28, 2023.

CUSIP No. 49705R105

1		Names of Reporting Persons. OrbiMed Capital GP VII LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6		Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 4,425,462
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 4,425,462
11		Aggregate Amount Beneficially Owned by Each Reporting Person 4,425,462
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13		Percent of Class Represented by Amount in Row (11) 9.5%*
14		Type of Reporting Person (See Instructions) OO

* This percentage is calculated based upon 46,569,648 shares of common stock, par value $0.0001 per share, outstanding of Kinnate Biopharma Inc. (the “Issuer”), as set forth in the Issuer’s Annual Report on Form 10-K for the year ending December 31, 2022, filed with the Securities and Exchange Commission (“SEC”) on April 28, 2023.

CUSIP No. 49705R105

1		Names of Reporting Persons. OrbiMed Capital GP VIII LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6		Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 794,368
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 794,368
11		Aggregate Amount Beneficially Owned by Each Reporting Person 794,368
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13		Percent of Class Represented by Amount in Row (11) 1.7%*
14		Type of Reporting Person (See Instructions) OO

* This percentage is calculated based upon 46,569,648 shares of common stock, par value $0.0001 per share, outstanding of Kinnate Biopharma Inc. (the “Issuer”), as set forth in the Issuer’s Annual Report on Form 10-K for the year ending December 31, 2022, filed with the Securities and Exchange Commission (“SEC”) on April 28, 2023.

CUSIP No. 49705R105

1		Names of Reporting Persons. OrbiMed Advisors IV Limited
2	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6		Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 794,368
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 794,368
11		Aggregate Amount Beneficially Owned by Each Reporting Person 794,368
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13		Percent of Class Represented by Amount in Row (11) 1.7%*
14		Type of Reporting Person (See Instructions) OO

* This percentage is calculated based upon 46,569,648 shares of common stock, par value $0.0001 per share, outstanding of Kinnate Biopharma Inc. (the “Issuer”), as set forth in the Issuer’s Annual Report on Form 10-K for the year ending December 31, 2022, filed with the Securities and Exchange Commission (“SEC”) on April 28, 2023.

CUSIP No. 49705R105

1		Names of Reporting Persons. OrbiMed Asia GP IV, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6		Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 794,368
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 794,368
11		Aggregate Amount Beneficially Owned by Each Reporting Person 794,368
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13		Percent of Class Represented by Amount in Row (11) 1.7%*
14		Type of Reporting Person (See Instructions) OO

* This percentage is calculated based upon 46,569,648 shares of common stock, par value $0.0001 per share, outstanding of Kinnate Biopharma Inc. (the “Issuer”), as set forth in the Issuer’s Annual Report on Form 10-K for the year ending December 31, 2022, filed with the Securities and Exchange Commission (“SEC”) on April 28, 2023.

CUSIP No. 49705R105

1		Names of Reporting Persons. OrbiMed Genesis GP LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6		Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 84,599
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 84,599
11		Aggregate Amount Beneficially Owned by Each Reporting Person 84,599
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13		Percent of Class Represented by Amount in Row (11) 0.2%*
14		Type of Reporting Person (See Instructions) OO

* This percentage is calculated based upon 46,569,648 shares of common stock, par value $0.0001 per share, outstanding of Kinnate Biopharma Inc. (the “Issuer”), as set forth in the Issuer’s Annual Report on Form 10-K for the year ending December 31, 2022, filed with the Securities and Exchange Commission (“SEC”) on April 28, 2023.

CUSIP No. 69353Y103

1		Names of Reporting Persons. OrbiMed Capital LLC
2		Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) AF
5		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6		Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 450,000
	8	Shared Voting Power 0
	9	Sole Dispositive Power 450,000
	10	Shared Dispositive Power 0
11		Aggregate Amount Beneficially Owned by Each Reporting Person 450,000
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13		Percent of Class Represented by Amount in Row (11) 1.0%*
14		Type of Reporting Person (See Instructions) IA

* This percentage is calculated based upon 46,569,648 shares of common stock, par value $0.0001 per share, outstanding of Kinnate Biopharma Inc. (the “Issuer”), as set forth in the Issuer’s Annual Report on Form 10-K for the year ending December 31, 2022, filed with the Securities and Exchange Commission (“SEC”) on April 28, 2023.

Item 1.  Security and Issuer

This Amendment No. 2 (“Amendment No. 2”) to Schedule 13D supplements and amends the Statement on Schedule 13D of OrbiMed Advisors LLC, OrbiMed Capital GP VII LLC, OrbiMed Genesis GP LLC, and OrbiMed Capital LLC (the “Statement”) originally filed with the Securities and Exchange Commission (the “SEC”) on December 11, 2020, as amended by Amendment No. 1 filed with the SEC on February 23, 2023. The Statement relates to the common stock, value $.00001 per share (the “Shares”), of Kinnate Biopharma Inc., a corporation organized under the laws of Delaware (the “Issuer”), with its principal executive offices located at 103 Montgomery Street, Suite 150, San Francisco, California 94129. The Shares are listed on the Nasdaq Global Select Market under the ticker symbol “KNTE”. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

This Amendment No. 2 is being filed to report that the beneficial ownership of the outstanding Shares held by the Reporting Persons (as defined below) increased by more than 1% since the last filing following the transactions described in Item 5(c) below.

Item 2. Identity and Background

(a) This Schedule 13D is being filed by OrbiMed Advisors LLC (“OrbiMed Advisors”), OrbiMed Capital GP VII LLC (“GP VII”), OrbiMed Capital GP VIII LLC (“GP VIII”), OrbiMed Advisors IV Limited (“Advisors IV”), OrbiMed Asia GP IV, L.P. (“OAP GP IV”), OrbiMed Genesis GP LLC (“OrbiMed Genesis”), and OrbiMed Capital LLC (“OrbiMed Capital”) (collectively, the “Reporting Persons”).

(b) — (c), (f) OrbiMed Advisors, a limited liability company organized under the laws of Delaware and a registered investment adviser under the Investment Advisers Act of 1940, as amended, is the managing member or general partner of certain entities as more particularly described in Item 6 below. OrbiMed Advisors has its principal offices at 601 Lexington Avenue, 54th Floor, New York, New York 10022.

GP VII, a limited liability company organized under the laws of Delaware, is the general partner of a limited partnership as more particularly described in Item 6 below. GP VII has its principal offices at 601 Lexington Avenue, 54th Floor, New York, New York 10022.

GP VIII, a limited liability company organized under the laws of Delaware, is the general partner of a limited partnership as more particularly described in Item 6 below. GP VIII has its principal offices at 601 Lexington Avenue, 54th Floor, New York, New York 10022.

OAP GP IV, a Cayman Islands exempted limited partnership, is the general partner of a limited partnership, as more particularly described in Item 6 below. OAP GP IV has its principal offices at 601 Lexington Avenue, 54th Floor, New York, New York 10022.

Advisors IV, a Cayman Islands exempted company, is the general partner of OAP GP IV, as more particularly described in Item 6 below. Advisors IV has its principal offices at 601 Lexington Avenue, 54th Floor, New York, New York 10022.

OrbiMed Genesis, a limited liability company organized under the laws of Delaware, is the general partner of a limited partnership as more particularly described in Item 6 below. OrbiMed Genesis has its principal offices at 601 Lexington Avenue, 54th Floor, New York, New York 10022.

OrbiMed Capital, a limited liability company organized under the laws of Delaware and a registered investment adviser under the Investment Advisers Act of 1940, as amended, is the investment adviser of certain entities as more particularly described in Item 6 below. OrbiMed Capital has its principal offices at 601 Lexington Avenue, 54th Floor, New York, New York 10022.

The directors and executive officers of OrbiMed Advisors, OrbiMed Capital, Advisors IV, GP VII, GP VIII, OrbiMed Genesis, and OAP GP IV are set forth on Schedules I, II, III, IV, V, VI, and VII, respectively, attached hereto. Schedules I, II, III, IV, V, VI, and VII set forth the following information with respect to each such person:

(i)          name;

(ii)         business address;

(iii)        present principal occupation of employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and

(iv)        citizenship.

(d) — (e) During the last five years, neither the Reporting Persons nor any Person named in Schedules I through IV has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

Not applicable.

Item 4.  Purpose of Transaction

This statement relates to the acquisition of Shares by the Reporting Persons. The Shares acquired by the Reporting Persons were acquired for the purpose of making an investment in the Issuer and not with the intention of acquiring control of the Issuer’s business on behalf of the Reporting Persons’ respective advisory clients.

The Reporting Persons from time to time intend to review their investment in the Issuer on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s Shares in particular, as well as other developments and other investment opportunities.  Based upon such review, the Reporting Persons will take such actions in the future as the Reporting Persons may deem appropriate in light of the circumstances existing from time to time.  If the Reporting Persons believe that further investment in the Issuer is attractive, whether because of the market price of Shares or otherwise, they may acquire Shares or other securities of the Issuer either in the open market or in privately negotiated transactions.  Similarly, depending on market and other factors, the Reporting Persons may determine to dispose of some or all of the Shares currently owned by the Reporting Persons or otherwise acquired by the Reporting Persons either in the open market or in privately negotiated transactions.

Except as set forth in this Schedule 13D, the Reporting Persons have not formulated any plans or proposals which relate to or would result in:  (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change in the Issuer’s capitalization or dividend policy of the Issuer, (f) any other material change in the Issuer’s business or corporate structure, (g) any change in the Issuer’s charter or bylaws or other instrument corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person, (h) causing a class of the Issuer’s securities to be deregistered or delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act or (j) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

(a) — (b) The following disclosure is based upon 46,569,648 Shares outstanding of the Issuer, as set forth in the Issuer’s Annual Report on Form 10-K for the year ending December 31, 2022, filed with the SEC on April 28, 2023.

As of the date of this filing, OPI VII, a limited partnership organized under the laws of Delaware, holds 4,425,462 Shares, constituting approximately 9.5% of the issued and outstanding Shares. GP VII is the general partner of OPI VII, pursuant to the terms of the limited partnership agreement of OPI VII, and OrbiMed Advisors is the managing member of GP VII, pursuant to the terms of the limited liability company agreement of GP VII. As a result, OrbiMed Advisors and GP VII share power to direct the vote and disposition of the Shares held by OPI VII and may be deemed directly or indirectly, including by reason of their mutual affiliation, to be the beneficial owners of the Shares held by OPI VII. OrbiMed Advisors exercises this investment and voting power through a management committee comprised of Carl L. Gordon, Sven H. Borho, and W. Carter Neild, each of whom disclaims beneficial ownership of the Shares held by OPI VII.

In addition, OrbiMed Advisors and GP VII, pursuant to their authority under the limited partnership agreement of OPI VII, caused OPI VII to enter into the agreements referred to in Item 6 below.

As of the date of this filing, OPI VIII, a limited partnership organized under the laws of Delaware, holds 794,368 Shares, constituting approximately 1.7% of the issued and outstanding Shares. GP VIII is the general partner of OPI VIII, pursuant to the terms of the limited partnership agreement of OPI VIII, and OrbiMed Advisors is the managing member of GP VIII, pursuant to the terms of the limited liability company agreement of GP VIII. As a result, OrbiMed Advisors and GP VIII share power to direct the vote and disposition of the Shares held by OPI VIII and may be deemed directly or indirectly, including by reason of their mutual affiliation, to be the beneficial owners of the Shares held by OPI VIII. OrbiMed Advisors exercises this investment and voting power through a management committee comprised of Carl L. Gordon, Sven H. Borho, and W. Carter Neild, each of whom disclaims beneficial ownership of the Shares held by OPI VIII.

As of the date of this filing, OAP IV, a limited partnership organized under the laws of the Cayman Islands, holds 794,368 Shares, constituting approximately 1.7% of the issued and outstanding Shares. OAP GP IV is the general partner of OAP IV pursuant to the terms of the limited partnership agreement of OAP IV, Advisors IV is the general partner of OAP GP IV pursuant to the terms of the limited partnership agreement of Advisors IV, and OrbiMed Advisors is the advisory company of OAP IV pursuant to the terms of the limited partnership agreement of OAP IV. As a result, OAP GP IV, Advisors IV, and OrbiMed Advisors share power to direct the vote and disposition of the Shares held by OAP IV and may be deemed directly or indirectly, including by reason of their mutual affiliation, to be the beneficial owners of the Shares held by OAP IV. OrbiMed Advisors exercises this investment and voting power through a management committee comprised of Carl L. Gordon, Sven H. Borho, and W. Carter Neild, each of whom disclaims beneficial ownership of the Shares held by OAP IV.

As of the date of this filing, Genesis, a limited partnership organized under the laws of the Cayman Islands, holds 84,599 Shares constituting approximately 0.2% of the issued and outstanding Shares. OrbiMed Genesis is the general partner of Genesis, pursuant to the terms of the limited partnership agreement of Genesis, and OrbiMed Advisors is the managing member of OrbiMed Genesis, pursuant to the terms of the limited liability company agreement of OrbiMed Genesis. As a result, OrbiMed Advisors and OrbiMed Genesis share power to direct the vote and disposition of the Shares held by Genesis and may be deemed, directly or indirectly, including by reason of their mutual affiliation, to be the beneficial owners of the Shares held by Genesis. OrbiMed Advisors exercises this investment and voting power through a management committee comprised of Carl L. Gordon, Sven H. Borho, and W. Carter Neild, each of whom disclaims beneficial ownership of the Shares held by Genesis.

In addition, OrbiMed Advisors and OrbiMed Genesis, pursuant to their authority under the limited partnership agreement of Genesis, caused Genesis to enter into the agreements referred to in Item 6 below.

As of the date of this filing, OPM, an exempted company organized under the laws of Bermuda, holds 450,000 Shares constituting approximately 1.0% of the issued and outstanding Shares. OrbiMed Capital is the investment advisor of OPM. As a result, OrbiMed Capital has the power to direct the vote and disposition of the Shares held by OPM and may be deemed directly or indirectly, including by reason of mutual affiliation, to be the beneficial owner of the Shares held by OPM. OrbiMed Capital disclaims any beneficial ownership over the shares of the other Reporting Persons. OrbiMed Capital exercises this investment and voting power through a management committee comprised of Carl L. Gordon, Sven H. Borho, and W. Carter Neild, each of whom disclaims beneficial ownership of the Shares held by OPM.

(c) The Reporting Persons effected the following transactions in Shares.

Seller	Date of Transaction	Transaction	Number of Shares	Price Per Share
OAP IV	4/28/2023	Purchase	60,998	$2.55
OPI VII	4/28/2023	Purchase	228,754	$2.55
OPI VIII	4/28/2023	Purchase	60,997	$2.55
OAP IV	5/1/2023	Purchase	86,111	$2.64
OPI VII	5/1/2023	Purchase	322,935	$2.64
OPI VIII	5/1/2023	Purchase	86,111	$2.64
OAP IV	5/1/2023	Purchase	38,433	$2.59
OPI VII	5/1/2023	Purchase	144,133	$2.59
OPI VIII	5/1/2023	Purchase	38,434	$2.59
OAP IV	5/2/2023	Purchase	37,566	$2.69
OPI VII	5/2/2023	Purchase	140,879	$2.69
OPI VIII	5/2/2023	Purchase	37,566	$2.69
OAP IV	5/2/2023	Purchase	6,260	$2.82
OPI VII	5/2/2023	Purchase	23,480	$2.82
OPI VIII	5/2/2023	Purchase	6,260	$2.82
OAP IV	5/2/2023	Purchase	15,000	$2.57
OPI VII	5/2/2023	Purchase	56,251	$2.57
OPI VIII	5/2/2023	Purchase	15,000	$2.57

(d) Not applicable.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

In addition to the relationships between the Reporting Persons described in Items 2 and 5 above, GP VII is the general partner of OPI VII, pursuant to the terms of the limited partnership agreement of OPI VII. Pursuant to this agreement and relationship, GP VII has discretionary investment management authority with respect to the assets of OPI VII. Such authority includes the power to vote and otherwise dispose of securities held by OPI VII. The number of outstanding Shares of the Issuer attributable to OPI VII is 4,425,462 Shares. GP VII, pursuant to its authority under the limited partnership agreement of OPI VII, may be considered to hold indirectly 4,425,462 Shares.

In addition to the relationships between the Reporting Persons described in Items 2 and 5 above, GP VIII is the general partner of OPI VIII, pursuant to the terms of the limited partnership agreement of OPI VIII. Pursuant to this agreement and relationship, GP VIII has discretionary investment management authority with respect to the assets of OPI VIII. Such authority includes the power to vote and otherwise dispose of securities held by OPI VIII. The number of outstanding Shares of the Issuer attributable to OPI VIII is 794,368 Shares. GP VIII, pursuant to its authority under the limited partnership agreement of OPI VIII, may be considered to hold indirectly 794,368 Shares.

In addition to the relationships between the Reporting Persons described in Items 2 and 5 above, OAP GP IV is the general partner of OAP IV, pursuant to the terms of the limited partnership agreement of OAP IV and Advisors IV is the general partner of OAP GP IV pursuant to the terms of the limited partnership agreement of OAP GP IV. Pursuant to this agreement and relationship, OAP GP IV and Advisors IV have discretionary investment management authority with respect to the assets of OAP IV. Such authority includes the power to vote and otherwise dispose of securities held by OAP IV. The number of outstanding Shares of the Issuer attributable to OAP IV is 794,368 Shares. OAP GP IV and Advisors IV, pursuant to their authority under the limited partnership agreements of OAP IV and Advisors IV, respectively, may be considered to hold indirectly 794,368 Shares.

In addition to the relationships between the Reporting Persons described in Items 2 and 5 above, OrbiMed Genesis is the general partner of Genesis, pursuant to the terms of the limited partnership agreement of Genesis. Pursuant to this agreement and relationship, OrbiMed Genesis has discretionary investment management authority with respect to the assets of Genesis. Such authority includes the power to vote and otherwise dispose of securities held by Genesis. The number of outstanding Shares of the Issuer attributable to Genesis is 84,599. OrbiMed Genesis, pursuant to its authority under the limited partnership agreement of Genesis, may be considered to hold indirectly 84,599 Shares.

In addition to the relationships between the Reporting Persons described in Items 2 and 5 above, OrbiMed Advisors is the managing member of GP VII, GP VIII, and OrbiMed Genesis, pursuant to the terms of the limited liability company agreements of GP VII, GP VIII, and OrbiMed Genesis, and OrbiMed Advisors is the advisory company of OAP IV, pursuant to the terms of the limited partnership agreement of OAP IV. Pursuant to these agreements and relationships, OrbiMed Advisors and GP VII have discretionary investment management authority with respect to the assets of OPI VII, OrbiMed Advisors and GP VIII have discretionary investment management authority with respect to the assets of OPI VIII, OrbiMed Advisors and OrbiMed Genesis have discretionary investment management authority with respect to the assets of Genesis, and OrbiMed Advisors, OAP GP IV, and Advisors IV have discretionary investment management authority with respect to the assets of OAP IV. Such authority includes the power of GP VII to vote and otherwise dispose of securities held by OPI VII, GP VIII to vote and otherwise dispose of securities held by OPI VIII, OrbiMed Genesis to vote and otherwise dispose of securities held by Genesis, and OAP GP IV and Advisors IV to vote and otherwise dispose of securities held by OAP IV. The number of outstanding Shares attributable to OPI VII is 4,425,462 Shares, the number of outstanding Shares attributable to OPI VIII is 794,368 Shares, the number of outstanding Shares attributable to OAP IV is 794,368 Shares, and the number of Shares outstanding attributable to Genesis is 84,599 Shares. OrbiMed Advisors, pursuant to its authority under the terms of the limited liability company agreements of GP VII, GP VIII, and OrbiMed Genesis, as well as the limited partnership agreement of OAP IV, may also be considered to hold indirectly 6,098,797 Shares.

In addition to the relationships between the Reporting Persons described in Items 2 and 5 above, OrbiMed Capital is the investment advisor to OPM. OrbiMed Capital may be deemed to have voting and investment power over the securities held by OPM. Such authority includes the power of OrbiMed Capital to vote and otherwise dispose of securities held by OPM. The number of outstanding Shares attributable to OPM is 450,000 Shares. OrbiMed Capital, as the investment advisor to OPM, may also be considered to hold indirectly 450,000 Shares.

Carl Gordon (“Gordon”), a member of OrbiMed Advisors, is a member of the Board of Directors of the Issuer and, accordingly, OrbiMed Advisors, GP VII, and GP VIII may have the ability to affect and influence control of the Issuer. From time to time, Gordon may receive stock options or other awards of equity-based compensation pursuant to the Issuer’s compensation arrangements for non-employee directors. Pursuant to an agreement with OrbiMed Advisors, GP VII, and GP VIII, Gordon is obligated to transfer any securities issued under any such stock options or other awards, or the economic benefit thereof, to OrbiMed Advisors, GP VII, and GP VIII, which will in turn ensure that such securities or economic benefits are provided to OPI VII and OPI VIII.

Investors’ Rights Agreement

In addition, OPI VII, Genesis, and certain other stockholders of the Issuer entered into an Amended and Restated Investors’ Rights Agreement with the Issuer (the “Investors’ Rights Agreement”), dated as of August 24, 2020. Pursuant to the Investors’ Rights Agreement and subject to the terms and conditions therein, the parties agreed that:

Demand Registration Rights

At any time beginning six months following the date of the effective date of the registration statement of the Issuer’s initial public offering, the holders of at least 30% of the registrable securities then outstanding of the Issuer may make a written request that the Issuer register some or all of their registrable securities, subject to certain specified conditions and exceptions, including that the aggregated gross offering price of such offering must exceed $15 million. The Issuer is required to use commercially reasonable efforts to effect the registration and will pay all registration expenses, other than underwriting discounts and commissions, related to any demand registration. The Issuer is not obligated to effect more than two of these registrations.

Piggyback Registration Rights

Whenever the Issuer proposes to file a registration statement under the Securities Act, including a registration statement on Form S-3 as discussed below, other than with respect to certain excluded registrations, OPI VII and Genesis will be entitled to notice of the registration and have the right, subject to limitations that the underwriters may impose on the number of Shares included in the registration, to include the Shares held by them in the registration.

Form S-3 Registration Rights

At any time after the Issuer is qualified to file a registration statement on Form S-3 under the Securities Act, and subject to limitations and conditions specified in the Investors’ Rights Agreement, holders of at least 20% of the registrable securities then outstanding may make a written request that the Issuer prepare and file a registration statement on Form S-3 covering their Shares, so long as the aggregate price to the public equal or exceeds $3 million. The Issuer is not obligated to effect more than two of these Form S-3 registrations in any 12-month period.

The foregoing description of the Investors’ Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Investors’ Rights Agreement, which is filed as Exhibit 2 and incorporated herein by reference.

Item 7.  Material to Be Filed as Exhibits

Exhibit	Description
1.	Joint Filing Agreement among OrbiMed Advisors LLC, OrbiMed Capital LLC, OrbiMed Genesis GP LLC, OrbiMed Capital GP VII LLC, OrbiMed Capital GP VIII LLC, OrbiMed Advisors IV Limited, and OrbiMed Asia GP IV, L.P.
2.	Amended and Restated Investors’ Rights Agreement by and among the Issuer and each of the signatories thereto, dated as of August 24, 2020 (incorporated by reference to Exhibit 4.1 to the Issuer’s Registration Statement on Form S-1 (SEC 333-250086), filed with the SEC on November 13, 2020).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 2, 2023
ORBIMED ADVISORS LLC

	By:	/s/ Carl L. Gordon
Name: Carl L. Gordon
Title: Member

ORBIMED ASIA GP IV, L.P.

	By:	ORBIMED ADVISORS IV LIMITED, its general partner

	By:	/s/ Carl L. Gordon
Name: Carl L. Gordon
Title: Director of OrbiMed Advisors IV Limited

ORBIMED ADVISORS IV LIMITED

	By:	/s/ Carl L. Gordon
Name: Carl L. Gordon
Title: Director

ORBIMED CAPITAL GP VII LLC

	By:	ORBIMED ADVISORS LLC, its managing member

	By:	s/ Carl L. Gordon
Name: Carl L. Gordon
Title: Member of OrbiMed Advisors LLC

ORBIMED GENESIS GP LLC

	By:	ORBIMED ADVISORS LLC, it’s managing member

	By:	/s/ Carl L. Gordon
Name: Carl L. Gordon
Title: Member of OrbiMed Advisors LLC

ORBIMED CAPITAL LLC

	By:	/s/ Carl L. Gordon
Name: Carl L. Gordon
Title: Member

ORBIMED CAPITAL GP VIII LLC

	By:	ORBIMED ADVISORS LLC, its managing member

	By:	s/ Carl L. Gordon
Name: Carl L. Gordon
Title: Member of OrbiMed Advisors LLC

SCHEDULE I

The names and present principal occupations of each of the executive officers and directors of OrbiMed Advisors LLC are set forth below. Unless otherwise noted, each of these persons is a United States citizen and has a business address of 601 Lexington Avenue, 54th Floor, New York, NY 10022.

Name	Position with Reporting Person	Principal Occupation

Carl L. Gordon	Member	Member OrbiMed Advisors LLC

Sven H. Borho German and Swedish Citizen	Member	Member OrbiMed Advisors LLC

W. Carter Neild	Member	Member OrbiMed Advisors LLC

Geoffrey C. Hsu	Member	Member OrbiMed Advisors LLC

C. Scotland Stevens	Member	Member OrbiMed Advisors LLC

David P. Bonita	Member	Member OrbiMed Advisors LLC

Peter A. Thompson	Member	Member OrbiMed Advisors LLC

Matthew S. Rizzo	Member	Member OrbiMed Advisors LLC

Trey Block	Chief Financial Officer	Chief Financial Officer OrbiMed Advisors LLC

SCHEDULE II

The names and present principal occupations of each of the executive officers and directors of OrbiMed Capital LLC are set forth below. Unless otherwise noted, each of these persons is a United States citizen and has a business address of 601 Lexington Avenue, 54th Floor, New York, NY 10022.

Name	Position with Reporting Person	Principal Occupation

Carl L. Gordon	Member	Member OrbiMed Capital LLC

Sven H. Borho German and Swedish Citizen	Member	Member OrbiMed Capital LLC

W. Carter Neild	Member	Member OrbiMed Capital LLC

Geoffrey C. Hsu	Member	Member OrbiMed Capital LLC

C. Scotland Stevens	Member	Member OrbiMed Capital LLC

David P. Bonita	Member	Member OrbiMed Capital LLC

Peter A. Thompson	Member	Member OrbiMed Capital LLC

Matthew S. Rizzo	Member	Member OrbiMed Capital LLC

Trey Block	Chief Financial Officer	Chief Financial Officer OrbiMed Capital LLC

SCHEDULE III

The names and present principal occupations of each of the executive officers and directors of OrbiMed Advisors IV Limited are set forth below. Unless otherwise noted, each of these persons is a United States citizen and has a business address of 601 Lexington Avenue, 54th Floor, New York, NY 10022.

Name	Position with Reporting Person	Principal Occupation

Carl L. Gordon	Director	Director OrbiMed Advisors IV Limited

Sven H. Borho German and Swedish Citizen	Director	Director OrbiMed Advisors IV Limited

David P. Bonita	Director	Director OrbiMed Advisors IV Limited

W. Carter Neild	Director	Director OrbiMed Advisors IV Limited

Sunny Sharma Indian Citizen	Director	Director OrbiMed Advisors IV Limited

David G. Wang	Director	Director OrbiMed Advisors IV Limited

Trey Block	Chief Financial Officer	Chief Financial Officer OrbiMed Advisors IV Limited

SCHEDULE IV

The business and operations of OrbiMed Capital GP VII LLC are managed by the executive officers and directors of its managing member, OrbiMed Advisors LLC, set forth in Schedule I attached hereto.

SCHEDULE V

 The business and operations of OrbiMed Capital GP VIII LLC are managed by the executive officers and directors of its managing member, OrbiMed Advisors LLC, set forth in Schedule I attached hereto.

SCHEDULE VI

The business and operations of OrbiMed Genesis GP LLC are managed by the executive officers and directors of its managing member, OrbiMed Advisors LLC, set forth in Schedule I attached hereto.

SCHEDULE VII

The business and operations of OrbiMed Asia GP IV, L.P. are managed by the executive officers and directors of OrbiMed Advisors IV Limited, set forth in Schedule III attached hereto.

EXHIBIT INDEX

Exhibit	Description
1.	Joint Filing Agreement among OrbiMed Advisors LLC, OrbiMed Capital LLC, OrbiMed Genesis GP LLC, OrbiMed Capital GP VII LLC, OrbiMed Capital GP VIII LLC, OrbiMed Advisors IV Limited, and OrbiMed Asia GP IV, L.P.
2.	Amended and Restated Investors’ Rights Agreement by and among the Issuer and each of the signatories thereto, dated as of August 24, 2020 (incorporated by reference to Exhibit 4.1 to the Issuer’s Registration Statement on Form S-1 (SEC 333-250086), filed with the SEC on November 13, 2020).